

New Pathways to Wellness

August 2019

DISCLAIMER

Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) the expected development of the Company's business, projects and joint ventures; (iii) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (iv) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) acquisition of customers, suppliers and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.



StemSation

**You live an active lifestyle.
Your health is important to you.**

So why aren't you taking care of your stem cells?

Stem Cells and Endocannabinoids

The stem cell and endocannabinoid systems are two of the most recently discovered breakthroughs in modern wellness. As advanced research has shown, healthy stem cells are key to the overall wellbeing of the human body.

StemSation has developed stem cell and CBD products designed for the modern, on-the-go health-conscience consumer.

CBD is poised to be a $30b annual industry and is the largest growing consumer product segment globally.

The global stem cell market exceeded $7b in 2017 and is estimated to reach $14.8b by 2022.

StemSation is ready to own the stem cell and endocannabinoid direct sales market



Ray Carter, CEO
Founder of Stemtech
Direct Selling Visionary



Dr. Mira Gadzala, CSO
VP of R&D, Stemtech
Stem Cell Expert



Nick Panza, VP Operations
10+ years of experience
Leader in Customer Service



David Casanova, SVP Sales
30 Years in Direct Sales
Amway, Nuskin, Natura

StemSation

Same Great Team

The Direct Selling Population
18.6 million* direct selling representatives
2017 Direct Selling Business Activity
4.7 Part-time Business Builders
0.9 Full-time Business Builders
18.6 Million Involved in Direct Selling
4.1 Discount Buyers
9.0 Became Inactive
Note: Figures do not sum to total due to rounding
People Involved by Age
Direct selling provides flexible, entrepreneurial opportunities to all ages
1.3% Silent Generation
1.4% Gen Z
26.4% Baby Boomers
36.9% Millennials
34% Gen X
U.S Retail Sales
$34.9 billion in estimated retail sales
Sales by State
There is direct selling activity in every U.S. territory and state with Texas, California, New York, Florida, and Illinois as top five.
$30M
$6B







Network Marketing

30m+ Reps generating $40b in sales by 2025

Market Opportunity

Wellness: 2.6% Growth YOY
CBD: $30B in sales by 2021



Percent of MLM Sales, by category
Source: Direct Marketing Association, 2011
2.1%
12.3%
22.6%
20.7%
24.1%
18.2%
Home & family care/home durables
Wellness (weight-loss products, vitamins, etc.)
Personal care
Services (financial, real estate, insurance, travel, etc.)
Clothing & accessories
Leisure/educational products


All-Natural
STEMFLEX


PROSTEM PSP
PRODUCT ESSENCE
All-Natural
New Formula
30 PIECES


STEMCLENZ
SKIN CLEANSER & TONER


STEMRCM
Stem Cell Support
All-Natural
NET WT. 14 OZ (397 g)

Average Order Value of $25-$100

Initial Products

Sales Projections



	Year 1	Year 2	Year 3
Independent Wellness Advocates (IWA)	10,000	15,000	20,000
Average Annual Volume (per IWA)	$1000	$1000	$1000
Total Sales Revenue (Projected)	$10,000,000	$15,000,000	$20,000,000

Road Map



Q4 2019	2020	2021
US/EU Operations	Global Expansion	15,000+ IWAs
Capital Raise	Acquire IP Portfolio	$15m+ Annual Sales

NOT AN OFFER TO PURCHASE OR SELL SECURITIES

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy the securities described herein. Such an offering is made only by means of a prospectus. The prospectus must be read in order to understand fully all the implications and risks of any offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with any offering.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



Nick Panza, VP of Operations
StemSation International, Inc.
7777 Glades Rd. Suite 203, Boca Raton, FL 33434
561-756-9000
NPanza@stemsationusa.com